Exhibit 99.1

SAFE-T GROUP LTD. PRICES $3.5 MILLION PUBLIC OFFERING

Herzliya, Israel – November 1, 2019 – Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced the pricing of an underwritten public offering with gross proceeds of approximately $3.5 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consists of (i) 131,400 units (the “Units”) of American Depositary Shares (each, an “ADS”) and warrants to purchase 1.5 ADSs per warrant (the “Warrants”), with each Unit consisting of one ADS and one Warrant, and (ii) 368,500 pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (a “Pre-Funded Warrant”) and a Warrant.

Each ADS represents 40 ordinary shares of the Company. Each Unit will be sold at a price of $7.00 per unit, and each Pre-Funded Unit will be sold at a price of $7.00 per unit, including the Pre-Funded Warrant exercise price of $0.001 per full ADS.  The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price. The Warrants will have a per ADS exercise price of $7.70 per full ADS, are exercisable immediately, and expire five years from the date of issuance.

Safe-T Group has granted the underwriters a 45-day option to purchase up to an additional 74,985 ADSs and/or Warrants to cover over-allotments, if any.

Safe-T Group intends to use the net proceeds from the offering for working capital, general corporate purposes, and to repay up to $470,000 of a convertible loan from April 2019.

The offering is expected to close on November 5, 2019, subject to customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 (No. 333-233976) relating to these securities has been filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective on October 31, 2019 and is available on the SEC’s website located at http://www.sec.gov. This offering is being made only by means of a prospectus. Electronic copies of the preliminary prospectus, and the final prospectus, when available, may be obtained on the SEC’s website or from A.G.P./Alliance Global Partners, Inc., 590 Madison Avenue, 36th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com. Before investing in this offering, interested parties should read in their entirety the prospectus and the other documents that Safe-T Group has filed with the SEC that are incorporated by reference in such prospectus, which provide more information about Safe-T Group and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (NADSAQ, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T Group’s cloud and on-premises solutions ensure that an organization's access use cases, whether into the organization or from the organization out to the internet, are secured according to the "validate first, access later" philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T Group’s wide range of access solutions reduce organizations' attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T Group’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T Group, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T Group’s SDP solution on AWS Marketplace is available here

For more information about Safe-T Group, visit www.safe-t.com

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others.  For example, forward-looking statements include statements regarding the offering, the expected timing of the closing of the offering and planned use of the net proceeds from the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T Group’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T Group undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the closing of the offering is subject to various conditions and contingencies as are customary in underwriting agreements. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. Further, Safe-T Group may use the proceeds from the offering for different purposes than those described above. Safe-T Group does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Safe-T Group’s filings. Safe-T Group does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Safe-T Group Ltd.

Shai Avnit, Chief Financial Officer

shai.avnit@safe-t.com

+ 972-986-661-10